Exhibit 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement (the “Amendment”) is made and entered into as of August 9, 2016, by and between SPARK NETWORKS, INC., a Delaware corporation (the “Company”), and COMPUTERSHARE INC., a Delaware corporation, as successor rights agent to THE BANK OF NEW YORK (the “Rights Agent”), and amends that certain Rights Agreement, dated as of July 9, 2007, by and between the Company and the Rights Agent (the “Rights Agreement”).

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement;

WHEREAS, the Company desires to enter into a purchase agreement (the “2016 Purchase Agreement”) with PEAK6 Investments, L.P. (“PEAK6”) under which the Company will issue and sell to PEAK6 5,000,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), as set forth in the 2016 Purchase Agreement;

WHEREAS, in connection with the execution of the 2016 Purchase Agreement, the Company is also issuing to PEAK6 a warrant (the “2016 Warrant”) representing the right to purchase up to 7,500,000 shares of Common Stock (subject to adjustment as provided in the agreement governing the 2016 Warrant (such agreement, the “2016 Warrant Agreement”));

WHEREAS, pursuant to Section 27 of the Rights Agreement, the board of directors of the Company (the “Board”) may from time to time supplement or amend the Rights Agreement in any manner, subject to the terms of the Rights Agreement, and direct the Rights Agent to so supplement or amend such provisions; and

WHEREAS, the Board has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing and the Company and the Rights Agent desire to evidence such an amendment in writing.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

1.Amendment to Section 1.  Section 1 of the Rights Agreement, “Certain Definitions,” is supplemented by adding the following definitions:

“2016 Purchase Agreement” shall mean the purchase agreement, dated August 9, 2016, by and among the Company and PEAK6.

“PEAK6” shall mean PEAK6 Investments, L.P.

“2016 Transactions” shall mean (i) the issuance and sale of 5,000,000 Common Shares of the Company to PEAK6 pursuant to the 2016 Purchase Agreement, (ii) the issuance of the 2016 Warrant pursuant to the 2016 Warrant Agreement, and (iii) the issuance of Common Shares of the Company upon the future exercise, if any, of the 2016 Warrant in accordance with the terms of the 2016 Warrant Agreement.

“2016 Warrant” shall mean the warrant to purchase up to 7,500,000 Common Shares of the Company pursuant to the 2016 Warrant Agreement.

“2016 Warrant Agreement” shall mean the warrant agreement, dated August 9, 2016, by and between the Company and PEAK6.

2.Amendment of the definition of “30% Stockholder”. The definition of “30% Stockholder” in Section 1 of the Rights Agreement is amended by adding a new clause (vi) as set forth below, and shall read in its entirety as follows:

““30% Stockholder” shall mean any Person that Beneficially Owns 30% or more of the Voting Shares of the Company then outstanding; provided, however, that the term “30% Stockholder” shall not include:

(i)	an Exempt Person;

(ii)any Person that would not otherwise be a 30% Stockholder but for a reduction in the number of outstanding Voting Shares resulting from a stock repurchase program or other similar plan of the Company or from a self tender offer of the Company, which plan or tender offer commenced on or after the date hereof; provided, however, that the term “30% Stockholder” shall include such Person from and after the first date upon which (A) such Person, since the date of the commencement of such plan or tender offer, shall have acquired Beneficial Ownership of, in the aggregate, a number of Voting Shares of the Company equal to 1% or more of the Voting Shares of the Company then outstanding and (B) such Person, together with all Affiliates and Associates of such Person, shall Beneficially Own 30% or more of the Voting Shares of the Company then outstanding;

(iii)any Person that would not otherwise be a 30% Stockholder but for its Beneficial Ownership of Rights;

(iv)any Person that is the Beneficial Owner of 30% or more of the outstanding Voting Shares of the Company as of July 9, 2007; provided, however, that the term “30% Stockholder” shall include such Person from and after the first date upon which (A) such Person shall have acquired since July 9, 2007, without the prior approval of the Board of Directors of the Company, Beneficial Ownership of, in the aggregate, a number of Voting Shares of the Company equal to 1% or more of the Voting Shares of the Company then outstanding, and (B) such Person, together with all Affiliates and Associates of such Person, shall Beneficially Own 30% or more of the Voting Shares of the Company then outstanding;

(v)any Person (a “Transferee”) that acquires Voting Shares from a Person described in clause (iv) above that has not become a 30% Stockholder if, after giving effect to such acquisition, such Transferee Beneficially Owns no more than the sum of the Voting Shares so acquired plus 1% of the Voting Shares then outstanding; provided, however, that the term “30% Stockholder” shall include such Transferee from and after the first date upon which (A) such Transferee, since the date of such acquisition, shall have acquired, without the prior approval of the Board of Directors of the Company, Beneficial Ownership of, in the aggregate, a number of Voting Shares of the Company equal to 1% or more of the Voting Shares of the Company then outstanding and (B) such Transferee, together with all Affiliates and Associates of such Transferee, shall Beneficially Own 30% or more of the Voting Shares of the Company then outstanding; and

(vi)PEAK6 nor any of its Affiliates or Associates solely as a result of (i) the execution of the 2016 Purchase Agreement or the 2016 Warrant Agreement or (ii) the consummation of the 2016 Transactions or any other transaction contemplated by the 2016 Purchase Agreement or the 2016 Warrant Agreement; provided, however, that the term “30% Stockholder” shall include PEAK6 from and after the first date upon which (A) PEAK6 shall have acquired, other than in connection with the consummation of the 2016 Transactions, without the prior approval of the Board of Directors of the Company, Beneficial Ownership of any additional number of Voting Shares of the Company and (B) PEAK6, together with all its Affiliates and Associates, shall Beneficially Own 30% or more of the Voting Shares of the Company then outstanding.

In calculating the percentage of the outstanding Voting Shares that are Beneficially Owned by a Person for purposes of this definition, Voting Shares that are Beneficially Owned by such Person shall be deemed outstanding, and Voting Shares that are not Beneficially Owned by such Person and that are subject to issuance upon the exercise or conversion of outstanding conversion rights, exchange rights, rights, warrants or options shall not be deemed outstanding. Any determination made by the Board of Directors of the Company as to whether any Person is or is not a 30% Stockholder shall be conclusive and binding upon all holders of Rights. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be a “30% Stockholder” has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be a “30% Stockholder” as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be a “30% Stockholder” for any purposes of this Agreement unless and until such Person subsequently meets the definition of a 30% Stockholder.”

3.Amendment of the definition of “30% Ownership Date”. The definition of “30% Ownership Date” in Section 1 of the Rights Agreement is amended by adding the following sentence at the end thereof:

“For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, a Section 11(a)(ii) Event shall not be deemed to have occurred solely as a result of the 2016 Transactions.”

4.Amendment of the definition of “Section 11(a)(ii) Event”. The definition of “Section 11(a)(ii) Event” in Section 11(a)(ii) of the Rights Agreement is amended by adding the following sentence at the end thereof:

“For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, a Section 11(a)(ii) Event shall not be deemed to have occurred solely as a result of the 2016 Transactions.”

5.Amendment to Section 30. Section 30 of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of the 2016 Transactions.”

6.Ratification. Except as amended by this Amendment, the Rights Agreement remains the same and in full force and effect.

7.Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and performed entirely within such State; provided, however, that the rights, obligations and duties of the Rights Agent hereunder shall be governed by and construed in accordance with the laws of the State of New York.

8.Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment executed and/or transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

9.Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Remainder intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Rights Agreement as of the day and year first above written.

SPARK NETWORKS, INC.

/s/ Robert W. O’Hare
By:	Robert W. O’Hare
Title:	Chief Financial Officer

COMPUTERSHARE INC., as Rights Agent

/s/ Patrick Hayes
By:	Patrick Hayes
Title:	Vice President & Manager